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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/14 (MM/DD/YY) AND ENDING 08/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet 262-797-9215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual state last, first middle name*)

1233 North Mayfair Road, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 11/4

I, Michael Sweet ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of August 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

My commission expires 3/15/19

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Audited Financial Statements
Year Ended August 31, 2015

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholder and
Board of Directors of
Decade Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corporation (Company), as of August 31, 2015 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregated Indebtedness and Net Capital have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
October 21, 2015
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Financial Condition
August 31, 2015

ASSETS

Current Assets:		
Cash and equivalents	$	1,241,397
Prepaid income taxes		16,459
Total current assets		1,257,856
Total assets	$	1,257,856

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	$	---
Stockholder's Equity:		
Common stock		12,891
Additional paid-in capital		475,401
Retained earnings		769,564
Total stockholder's equity		1,257,856
Total liabilities and stockholder's equity	$	1,257,856

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Income
Year Ending August 31, 2015

Income:	
Fees and service income	$ 248
Commissions	8,889
Interest	2,483
Total income	11,620
Expenses:	
Personnel	10,442
Professional fees	6,282
Other operating expenses	6,596
Total expenses	23,320
Loss before income taxes	(11,700)
Provision for income tax	2,273
Net Loss	$ (9,427)

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending August 31, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, August 31, 2014	$ 12,891	$ 475,401	$ 778,991	$ 1,267,283
2015 net loss	---	---	(9,427)	(9,427)
Balance, August 31, 2015	$ 12,891	$ 475,401	$ 769,564	$ 1,257,856

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2015

Cash Flows from Operating Activities:		
Net loss	$	(9,427)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		225
Changes in assets and liabilities:		
Prepaid income tax		(230)
Net cash used by operating activities		(9,432)
Cash and equivalents, beginning of year		1,250,829
Cash and equivalents, end of year	$	1,241,397
Supplementary information:		
Income taxes paid	$	368

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2015

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corporation (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2015. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consist of the following at August 31, 2015:

Automobile	$	32,538
Furniture and equipment		958
Total		33,496
Accumulated depreciation		33,496
Net	$	------

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed October 21, 2015. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2015, the Company's net capital and required net capital were $1,216,673 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0 to 1.

3. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended August 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company maintains cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of August 31, 2015, the uninsured and uncollateralized portion of this balance is $991,397.

6. Transactions with Related Parties

During the period, the Company entered into the following related-party transactions with an affiliate:

- Office space under a month-to-month sublease agreement on the basis of square footage. Rental expense incurred under this lease was $440.

- The sharing of administrative services which is expensed based on actual time spent. The Company incurred a total of $10,442 for administrative services.

7. Income Taxes

The company is a corporation for federal and state income tax purposes. During the year ending August 31, 2015, the Company incurred a loss of $9,427 which is available to offset profits in ensuing years until August 31, 2035. This results in a deferred tax asset of approximately $3,200. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

7. Income Taxes (continued)

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2012 and state examinations for years beginning before August 31, 2011.

8. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
August 31, 2015

Aggregate Indebtedness	$	-
Minimun required net capital	$	-
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	1,257,856
Deduct Nonallowable Assets:		
Haircuts on money market		(24,724)
Prepaid income taxes		(16,459)
Net Capital		1,216,673
Net Capital Requirement (minimum)		5,000
Capital in excess of minimum requirement	$	**1,211,673**
Ratio of aggregate Indebtedness to net capital		0 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rulle 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rulle 15c3-3(k)(1).

See Independent Auditor's Report

Decade Securities Corporation
Brookfield, Wisconsin
August 31, 2015
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Decade Securities Corporation and included in the Company's unaudited FOCUS report as of August 31, 2015.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

Board of Directors
Decade Securities Corporation
Brookfield, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Decade Securities Corporation (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(1) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
Milwaukee, Wisconsin
October 21, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

DECADE SECURITIES CORP

DECADE SECURITIES CORP
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

September 8, 2015

To Whom It May Concern:

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- DECADE SECURITIES CORP is a broker/dealer registered with the SEC and FINRA
- DECADE SECURITIES CORP claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the year ended AUGUST 31, 2015
- DECADE SECURITIES CORP is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer that limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.
- DECADE SECURITIES CORP has met the identified exemption provisions throughout the most recent fiscal year without exception
- DECADE SECURITIES CORP has not recorded any exceptions to the exemption for the fiscal year ended AUGUST 31, 2015

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ______________________

Name: Michael Sweet

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216